Exhibit 1

For Immediate Release

Pointer Telocation's Q3 2017 Financial Results Release &

Conference Call Scheduled for November 15th, 2017

Rosh HaAyin, Israel November 6, 2017. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it will release its financial results for the third quarter of 2017 on Wednesday, November 15th, 2017.

Pointer Telocation's management will host a conference call that same day, at 10:00 ET, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: 1-888-281-1167

From UK: 0-800-917-5108

From Israel: 03-918-0685

A replay will be available the day following the call on the company’s website: www.pointer.com

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer's innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization's critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com